FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of July 2004

Commission File Number: 0-3003

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Press Release

Thomson Announces New Plan to Accelerate

Implementation of Group Strategy

•	$500 million strategic investment by Silver Lake Partners
•	€400 million share buy-back
•	Strengthening of its management team

Paris, France, July 22nd, 2004 – The Board of Thomson, which met on July 20th, 2004 under Chairman Frank Dangeard to approve the half-year results, also approved several key initiatives designed to accelerate the implementation of the Group’s strategy (the “Proposed Plan”) and called an Extraordinary/Ordinary General Meeting (EGM) for September 15th, 2004 to seek approval by shareholders of the elements of the Proposed Plan requiring shareholders’ authority. The Proposed Plan will include, among other matters, the following:

(i)	To support the Group in its development – a $500 million strategic investment by Silver Lake Partners (“Silver Lake”), an investment firm that specializes in large equity investments in leading technology companies. The Silver Lake investment would take the form of privately-held junior subordinated convertible/exchangeable bonds. The bonds would not be transferable and hedging of the bonds would not be permitted. In addition, the bonds would only be convertible after an 18-month period. Shares received upon conversion would be subject to certain selling and hedging restrictions. On an as-converted basis, Silver Lake would hold approximately 7.5% of Thomson’s share capital;

(ii)	To optimize the capital structure – a €400 million share buy-back program to be executed over an 18 month period through open market purchases. The share buy-back, which was previously authorized by the shareholders, represents approximately 10% of the market capitalization of Thomson as of July 21st, 2004; and

(iii)	Subject to the EGM approvals referred to above on September 15th, 2004, the Board immediately following the EGM intends to strengthen its management team in the following way:

•	Frank Dangeard has been offered by the Board the position of Chairman & CEO (Président-Directeur Général), reunifying the positions of Chairman and of CEO. Mr Dangeard would resign from his executive functions at France Télécom at that time, but remain special advisor to the Chairman of France Télécom;

•	If the proposed Plan is approved by the EGM, Mr Dangeard would offer to Charles Dehelly the position of Directeur Général. Pending the EGM, Mr Dehelly will remain CEO of the Group.

In putting forward the Proposed Plan, the Board wishes to accelerate the implementation of the Group’s strategy towards becoming the world-leader in integrated solutions for the media and entertainment industries. The Board believes that the Proposed Plan would deliver significant shareholder value without changing substantially the Group’s status as a company with a free float of around 80%.

The Board considers all the elements of the Proposed Plan, some of which are not described herein, to be inter-conditional and recommends it to its shareholders. Goldman Sachs and BNP Paribas acted as financial advisors to Thomson’s Board of Directors.

The different elements of the Proposed Plan will be implemented as promptly as possible after approval by the EGM on September 15th, 2004.

* * * * *

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements with respect to the Proposed Plan, certain changes to our management team and our Board of Directors, potential investors, our strategy and its implementation, performance of our share price, financial condition, results of operations and business and certain of our other plans and objectives. These statements are based on management’s current plans, expectations and beliefs in light of the information currently available and are subject to a number of factors that could cause actual results to differ materially from those described in the forward-looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that are anticipated to occur in the future. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward Looking Statements” and “Risk Factors” contained in our Annual Report on Form 20-F for the year ended December 31, 2003. We undertake no obligation to publicly update any of the forward looking statements in light of new information or future events.

About Thomson

Thomson (Euronext Paris: 18453; NYSE: TMS) is the leading provider of technology and service solutions for integrated entertainment and media companies. By capitalizing on and expanding its leadership positions at the intersection of entertainment, media and technology, Thomson provides end-to-end solutions to content creators, video network operators and manufacturers and retailers through its Technicolor, Grass Valley, THOMSON and RCA brands. For more information: www.thomson.net

Press Release

Thomson’s First Half 2004 Results

•	Announcement of initiatives to accelerate implementation of the Group’s strategy made this morning simultaneously with the first half results

•	Group first half operating income at €146 million, compared to €139 million last year

•	Group first half sales at €3.871 bn, up 8.2% year-on-year at constant currency: Group second quarter sales at €2.011 bn, up 10.3% year-on-year at constant currency

Paris, July 22nd 2004 – Thomson (Euronext Paris: 18453, NYSE:TMS) today announced its results for the first half 2004. In addition, following the meeting of the Board of Directors on 20th July, Thomson announces several initiatives designed to accelerate the implementation of the Group’s strategy and called an Extraordinary General Meeting for September.

Summary of consolidated results 1H04 (unaudited(1))

In €m	1H04 actual	1H04 at constant currency	1H03	% change
Net sales	3,871	4,089	3,778	+8.2% (2)
Operating income	146		139	+5.1%
Operating margin (%)	3.8%		3.7%	+0.1 pt
Net income	(189)		(92)	nm

(1)	The first half 2004 results are subject to a limited review by Thomson’s auditors
(2)	At constant currency. The average €/US$ rate for the first half 2004 was 0.81676 (First half 2003, 0.90272)

Sales 2Q04

In €m	2Q04 actual	2Q04 at constant currency	2Q03	% change at constant currency
Net sales	2,011	2,087	1,891	+10.3%

Charles Dehelly, Thomson’s Chief Executive Officer, commented: “Our sales were stronger than anticipated in the second quarter, notably in our Video Network Division. Our operating income performance was above last year. Restructuring charges in the half impacted our net income, as previously indicated. We can expect to improve our profitability in the second half.”

Second quarter sales overview

During the second quarter we made a number of key investments. We signed a five-year supply agreement with DIRECTV for the development of new set-top box models; expanded our geographic reach and service offerings for the film-making community, notably with acquisitions in Canada, Spain and Italy.

Group sales for the second quarter 2004 were €2,011 million, an increase of 6.3% compared to €1,891 million for the same period last year. Excluding currency impacts, sales were up 10.3% versus the second quarter 2003. Organic growth at constant currency was 6.1%.

Concerning divisional performance during the second quarter: Digital Content Solutions’ sales excluding currency movements grew 9.0%. Film replication was particularly strong. Video Network Solutions’ sales grew 24.2% excluding currency movements. Activity in US satellite and telecoms was above expectations. Industry & Consumer Solutions sales grew 6.2% excluding currency movements. Tubes revenues grew strongly.

First half results highlights

Group first half operating income (before non-recurring items) was €146 million for the first half 2004, an increase compared to the €139 million achieved in the same period last year.

Concerning divisional performance during the first half: Digital Content Solutions’ operating margin was at 10.3% compared to 12.8% in the first half last year. This reflects primarily lower VHS volumes, as well as divisional revenue mix, start-up costs and pricing. Video Network Solutions operating margin grew to 9.2% compared to 5.2% in the first half last year. This improvement reflects an improved performance across all activities – Broadcast / Network services, Broadband and in technology licensing. Industry and Consumer Solutions margin was stable year-on-year at 0%.

In line with announcements, restructuring charges increased by €50 million to €168 million, largely due to the closure of two US TV picture tube and glass manufacturing facilities announced in March 2004. Interest charges increased reflecting our refinancing activity. Goodwill was stable year-on-year. The tax charge increased year-on-year, reflecting a higher tax charge in France. Taking into account the above factors, the net loss was €(189) million compared to €(92) million in the first half of 2003.

Net working capital as a percentage of sales fell to 7.5% from 8.1% at December 31, 2003. Cash spending on restructuring increased from €84 million to €105 million, reflecting the restructuring actions taken in the first half. Income tax expenses amounted to €(73) million: in first half 2003, Thomson benefited from cash inflows related to the entry into the worldwide tax consolidation. Gross capital expenditures fell to €(180) million in this first half of 2004. Our free cash flow performance (€119 million), given our seasonal profile, is consistent with our 2004-2006 objectives of €1.2 to €1.5 billion cumulative free cash flow.

Outlook and medium-term targets

Based on the stronger first half sales performance, and the expectation of a strong Q3, the Group is increasing its full-year sales growth target from around 4% at constant currency to around 6%.

Based on the first half performance, there is no change to the Group’s full year profitability objective to increase earnings after restructuring, before financial charges, tax and goodwill amortization (EBITA) by 40% from last year’s level (€252 million in 2003). Uncertainties include, inter alia, the performance of the to-be-deconsolidated TV business in the second half as well as increased exposure to currency volatility.

Update on TCL-Thomson Electronics

Thomson confirms that all relevant regulatory approvals necessary for the creation of TTE have now been obtained. TTE should be fully operational by the end of July 2004.

DIVISIONAL REVIEW

Sales by division

In € millions	2Q04 actual	2Q03 actual	1H04 actual	1H03 actual
Digital Content Solutions	518	491	1,036	998
Video Network Solutions	450	374	774	723
Industry & Consumer Solutions	1,043	1,023	2,056	2,052
Other	—	3	5	5
Total Group	2,011	1,891	3,871	3,778

Digital Content Solutions

Second quarter 2004 sales reached €518 million (second quarter 2003, €491 million). Currency movements reduced sales during the quarter by €18 million. Sales excluding currency movements grew by 9%, or 5.4% including currency movements. Perimeter effects, with the integration of Cinecolor, Command Post and International Recording added €4 million to net sales during the quarter. Excluding perimeter effects and currency movements, therefore, consolidated net sales showed an organic increase of 8.1%.

•	In Home Entertainment Services, the replication of DVD units grew 13% year-on-year to 224 million units, and VHS duplication decreased by 44% year-on-year to 30 million units. Catalog volumes were lower than in the first quarter. The timing of new releases between the first and second half proved unfavourable. VHS volumes were lower than expectations. The split of DVD to VHS units replicated by Thomson is now 88%/12% versus 79%/21% a year ago.

•	In Entertainment Services footage was up 30% versus last year to approximately 1.46 billion feet. There was a particularly strong schedule of new film releases in the quarter.

•	Digital Content Solutions technology licensing revenues reached €3 million, flat year-on-year.

Video Network Solutions

Second quarter 2004 revenues reached €450 million (second quarter 2003, €374 million). Currency movements reduced sales during the quarter by €15 million. Excluding currency movements, sales increased by 24.2% (or a 20.3% increase including currency movements). Perimeter effects, with the integration of the video division of ParkerVision added €1 million to net sales during the quarter. Excluding perimeter effects and currency movements, therefore, consolidated net sales showed an organic increase of 23.9%.

•	In the Grass Valley / Broadcast activities, revenues were up 4% excluding currency movements. Investment by clients in new infrastructure, notably HD equipment, continued to drive this performance and to be in line with our expectations.

•	In Broadband Access Products and Services, revenues were up 30% at constant currency. Overall, Thomson sold 1.79 million decoders worldwide during the quarter, compared to 1.18 million in the second quarter of 2003. This performance was ahead of expectations. It reflects a particularly strong performance in US satellite and in our business with telecommunication companies.

•	Within Network Services, the cinema advertising business revenues were up 1% at constant currency.

•	Video Network Solutions technology licensing revenues reached €43 million compared to €21 million in the second quarter 2003. This strong performance reflects new contracts signed, notably in MP3 and continued growth in products and equipment using the MPEG2 standard.

Industry & Consumer Solutions

Second quarter 2004 revenues reached €1,043 million (second quarter 2003, €1,023 million). Currency movements reduced sales during the quarter by €43 million. Excluding currency movements, sales grew by 6.2% or 1.9% increase including currency movements. Perimeter effects (with the integration of the Recoton client base and the consolidation of the Color Picture Tube lines of Fortune in China) added €73 million to net sales during the quarter. Excluding perimeter effects and currency movements, therefore, consolidated net sales showed a decrease of 1.1%.

•	Revenues in the Consumer businesses excluding TV were down 1.2% (excluding currency movements). Mobility & portable products and communications devices accounted for 30% of Industry & Consumer Solutions division sales.

•	The TV business contributed 38% of the Industry & Consumer Solutions division’s revenues.

•	In the Components activity, second quarter 2004 external revenues reached €274 million (second quarter 2003, €224 million). Excluding currency movements, revenues increased by 28% year-on-year (or a 23% increase including currency movements).

Thomson’s worldwide tubes production volumes reached 4.8 million units in the quarter. Our business grew strongly in China, reflecting both the strong demand to our plant in Foshan and the integration of Fortune.

•	Industry & Consumer Solutions technology licensing revenues were €61 million compared to €104 million in the second quarter of 2003. This reflects adverse currency movements and should also be seen in the context of a particularly strong second quarter 2003.

Technology

The Group’s technology licensing business performed slightly ahead of our expectations in the quarter. Taking licensing as a whole, second quarter 2004 revenues reached €107 millions (second quarter 2003, €129 million). Currency movements reduced sales by 7% during the quarter. Revenues from digital programs were 72% of the total. During the second quarter of 2004, Thomson filed 154 priority applications (second quarter of 2003, 181). Over the same period, the Group issued 562 patents worldwide (second quarter of 2003, 588).

First half operating income by division

In € millions	1H04 operating income	1H04 operating margin	1H03 operating income	1H03 operating margin
Digital Content Solutions	106	10.3%	128	12.8%
Video Network Solutions	71	9.2%	38	5.2%
Industry & Consumer Solutions	(1)	nm	10	0.5%
Other	(30)	—	(37)	—
Total Group	146	3.8%	139	3.7%

Digital Content Solutions

First half 2004 operating income was €106 million (first half 2003, €128 million). Operating income decreased by 17.1%.

Digital Content Solutions operating margin was 10.3% compared with 12.8% for the first half 2003. The operating margin reflects notably declining VHS volumes and to a lesser extent DVD pricing, as expected. The start-up costs for both North America and Europe distribution expansion also impacted the margin.

Video Network Solutions

First half 2004 operating income reached €71 million (first half 2003, €38 million). Operating income increased by 87%.

Video Network Solutions operating margin reached 9.2% compared with 5.2% for the first half 2003.

All parts of the division contributed to this improvement. In Grass Valley/Broadcast and technology licensing, this reflects increased activity. In Broadband Access Products and Services, increased profitability reflects increased sales and a higher value-added product mix.

Industry & Consumer Solutions

First half 2004 operating loss was €(1) million (first half 2003, €10 million).

Components activities posted an operating loss for the first half 2004 of €(49) million, compared with €(38) million for the first half 2003. The major part of this loss reflects activities now discontinued, notably the US tubes activities at the now-closed Marion and Circleville plants, and the optical modules business where manufacturing has been outsourced to Foxconn since May.

Consumer activities posted an operating loss for the first half 2004 of €(32) million, compared with €(81) million for the first half 2003. TV was loss-making in the half, although the loss was substantially narrower than a year ago reflecting the positive impact of previous restructuring and an improved product mix. The other consumer activities were profitable in the half.

Industry & Consumer Solutions operating margin stands at 0% compared with 0.5% for the first half of 2003.

Technology

For the first half of 2004, taking licensing as a whole, operating income is €153 million (first half 2003, €185 million). This reflects the lower sales volumes relative to a very strong first half 2003.

Licensing’s operating margin was 82.1% compared with 88.9% for the first half 2003. This reflects lower volumes, as well as increased investments in patent marking and reverse engineering.

First half earnings after restructuring, before financial charges, tax and amortization (EBITA) by division

In € millions	1H04 EBITA	1H04 EBITA margin	1H03 EBITA	1H03 EBITA margin
Digital Content Solutions	74	7.1%	121	12.2%
Video Network Solutions	64	8.3%	27	3.7%
Industry & Consumer Solutions	(153)	nm	(71)	nm
Other	(40)	nm	(54)	nm
Total Group	(56)	nm	22	0.6%

Digital Content Solutions

First half 2004 operating income was €106 million. In the first half 2004, restructuring costs and write-offs of fixed assets amounted to €18 million (first half 2003, €7 million), mainly resulting from the consolidation and the rationalization of our VHS facilities in the U.S and Europe. Other non-current expenses reached €15 million in the first half of 2004 (first half of 2003, €0 million). First half 2004 EBITA reached €74 million (first half 2003, €121 million). Digital Content Solutions EBITA margin stands at 7.1% compared with 12.2% for the first half of 2003.

Video Network Solutions

First half 2004 operating income reached €71 million. In the first half 2004, restructuring costs and write-offs of fixed assets amounted to €6 million (first half 2003, €11 million). Other non-current expenses reached €1 million in the first half of 2004 (first half of 2003, €0 million). First half 2004 EBITA more than doubled to reach €64 million (first half 2003, €27 million). Video Network Solutions EBITA margin stands at 8.3% compared with 3.7% for the first half of 2003.

Industry & Consumer Solutions

First half 2004 operating income was €(1) million. In the first half 2004, restructuring costs and write-offs of fixed assets amounted to €139 million (first half 2003, €81 million), mainly resulting from the closure of the Marion and Circleville tube and glass plants in North America announced in March 2004. Other non-current expenses reached €13 million in the first half of 2004 (first half of 2003, expense of €1 million). First half 2004 EBITA was €(153) million (first half 2003, €(71) million).

FIRST HALF 2004 GROUP INCOME STATEMENT

Group net sales for the first half 2004 reached €3,871 million (first half 2003, €3,778 million). Currency movements reduced sales during the half by €218 million. Sales excluding currency movements grew by 8.2%, or grew by 2.5% including currency movements. Perimeter effects (with the integration of Cinecolor, Command Post and International Recording, the video division of ParkerVision, the Recoton client base and the consolidation of the tube lines of Fortune in China) added €125 million to net sales during the first half. Excluding perimeter effects and currency movements, therefore, consolidated net sales showed an organic increase of 4.9%.

Group operating income reached €146 million for the first half 2004 (first half 2003, €139 million).

In the first half 2004, restructuring costs and write-offs of fixed assets amounted to €(168) million (first half 2003, €(118) million), mainly resulting from the closure of the Marion and Circleville tube and glass plants in North America announced in March 2004. Other non-current expenses reached €(34) million in the first half of 2004 (first half 2003, income of €3 million). Equity investments amounted to €0 million for the first half 2004 (first half 2003, €(2) million). As a result, Group EBITA (earnings after restructuring, before financial charges, tax and amortization) was €(56) million during the first half 2004 (first half 2003, €22 million).

Group financial expense amounted €(38) million (first half 2003, €(31) million): net interest expense reached €(10) million in the first half of 2004 (first half 2003, €(1) million), reflecting in particular the increase in the Group’s long-term debts put in place in the second half of 2003; other financial expense totaled €(28) million in the first half of 2004 (first half 2003, €(30) million).

Amortization of goodwill was €(42) million in the first half of 2004 (first half 2003, €(45) million).

Income tax reached €(52) million in the first half 2004 (first half 2003, €(39) million), reflecting in particular higher tax in France which amounted to €(22) million, compared to €(13) in the first half of 2003.

Minority interests amounted to €(1) million in the first half 2004 (first half 2003, €1 million). Consequently, reflecting in particular the increase in restructuring charges, the Group’s net result reached €(189) million in the first half 2004 (first half 2003, €(92) million).

GROUP CASH FLOW

Net cash provided by operating activities reached €17 million at the end of the first half 2004 (first half 2003, €390 million). Our net working capital further improved, at 7.5% of last 12 months’ sales at the end of June 2004, compared to 10.8% at the end of June 2003 and 8.1% at the end of December 2003. This reflected a decrease in receivables by €280 million, and in payables by €167 million, an increase in inventories by €71 million.

Cash used in restructuring rose by €21 million, to €105 million (first half 2003, €84 million) reflecting the increased restructuring activity in the half.

Cash payments for tax amounted to €(73) million in the first half of 2004 compared with a positive cash flow of €46 million in the first half of 2003. The cash tax impact in the first half 2003 benefited from the cash impact of the entry into the worldwide tax consolidation regime in late 2002.

Gross capital expenditures fell to €(180) million in the first half 2004, compared with €(281) million in the first half of 2003. Capital expenditures concerned mainly the Digital Content Solutions division (principally in order to further increase distribution and replication capacities in DVD).

Acquisitions totaled €(422) million in the first half 2004, compared with €(339) million in the first half 2003: the most significant items were the payments made in connection with the long term supply agreement with DIRECTV (€204 million), the promissory notes related to the acquisition of Technicolor, and the bolt-on acquisitions announced in the first half of 2004.

Group free cash flow amounted to €(119) million in the first half of 2004 (first half 2003, €110 million): reflecting our seasonal profile, this is consistent with our 2004-2006 objectives of €1.2 to €1.5 billion cumulative free cash flow.

BALANCE SHEET AND DEBT

The recently enacted French Law on Financial Security required the consolidation at the start of the year of two equipment leases for tube equipment in Mexico and Poland. The net effect on gross debt was an increase of €321 million, and an increase in fixed assets of €192 million. Adjusting for this impact, the Group’s net debt grew to €664 million at the end of June 2004 from €66 million at the end of December 2003. In addition, and taking advantage of favourable financing rates, the Group repaid long-term debt for €318 million, notably through the repurchase of €171 million of our 2006 convertible bond (22% of the outstanding bonds).

* * * * *

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

###

About Thomson

Thomson (Euronext Paris: 18453; NYSE: TMS) is the leading provider of technology and service solutions for integrated entertainment and media companies. By capitalizing on and expanding its leadership positions at the intersection of entertainment, media and technology, Thomson provides end-to-end solutions to content creators, video network operators and manufacturers and retailers through its Technicolor, Grass Valley, THOMSON and RCA brands. For more information: www.thomson.net

APPENDIX:

Unaudited consolidated interim income statements

Unaudited consolidated interim balance sheets

Unaudited consolidated interim statements of cash flow

UNAUDITED CONSOLIDATED INTERIM INCOME STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND JUNE 30, 2003, AND FOR THE YEAR ENDED DECEMBER 31, 2003

	Six months ended		Year ended
(in millions of euro)	June 30, 2004 unaudited	June 30, 2003 (1) unaudited	December 31, 2003 audited

Net sales	3,871	3,778	8,459
Cost of sales	(3,060)	(2,921)	(6,536)

Gross margin	811	857	1,923

Selling, general and administrative expense	(518)	(562)	(1,120)
Research and development expense	(147)	(156)	(295)

Operating income	146	139	508

Restructuring costs	(161)	(110)	(217)
Other income (expense), net	(41)	(5)	(32)
Equity investments	—	(2)	(7)

Earnings before interest, goodwill amortization and tax	(56)	22	252

Interest expense, net	(10)	(1)	(9)
Other financial expense, net	(28)	(30)	(70)

Financial expense	(38)	(31)	(79)

Amortization of goodwill	(42)	(45)	(76)
Income tax	(52)	(39)	(63)

Net income (loss) before minority interests	(188)	(93)	34

Minority interests	(1)	1	(8)

Net income (loss)	(189)	(92)	26

Weighted average number of shares outstanding - basic net of treasury stock (2)	274,240,438	277,240,438	276,796,602

Basic net income per share (in euro)	(0.69)	(0.33)	0.09

Diluted net income per share (in euro)	(0.69)	(0.33)	0.09

(1)	At the end of 2003, Canal Plus Technologies activity was discontinued. Therefore, consistent with the presentation of the consolidated income statements for the year ended December 2003, profit and loss impacts are classified in other income (expense) net (€ 4 million as of June 30, 2003). Canal Plus Technologies revenues amounted to € 45 millions as of June 30, 2003.
(2)	The decrease is due to the 3,000,000 treasury stocks acquired in November 2003 (weighted number impact at the end of 2003).

UNAUDITED CONSOLIDATED INTERIM BALANCE SHEETS

AS OF JUNE 30, 2004, JUNE 30, 2003, AND DECEMBER 31, 2003

(in millions of euro)	June 30, 2004 unaudited	June 30, 2003 unaudited	December 31, 2003 audited
ASSETS
Fixed assets:

Intangible assets, net	2,199	2,147	1,935

Property, plant and equipment	4,081	3,686	3,554
Less: accumulated depreciation	(2,362)	(2,127)	(2,080)

Property, plant and equipment, net	1,719	1,559	1,474

Equity investments	11	12	11
Other investments	153	78	125
Loans and other non-current assets	40	61	49

Total investments and other non-current assets	204	151	185

Total fixed assets	4,122	3,857	3,594

Current assets:

Inventories	801	906	744
Trade accounts and notes receivable, net	1,076	1,232	1,315
Current accounts with affiliated companies	85	92	79
Other receivables	792	1,056	960
Contract advances, net	266	296	205
Cash and cash equivalents	1,499	1,724	2,383

Total current assets	4,519	5,306	5,686

Total assets	8,641	9,163	9,280

Set out below, by way of information, is the Balance Sheet as of December 31, restated to include reintegration of the synthetic leases:

December 31, 2003 unaudited
Intangible assets, net	1,935
Property, plant and equipment	3,879
Less: accumulated depreciation	(2,213)
Property, plant and equipment, net	1,666
Total investments and other non-current assets	185
Total fixed assets	3,786
Total current assets	5,686

Total assets	9,472

UNAUDITED CONSOLIDATED INTERIM BALANCE SHEETS

AS OF JUNE 30, 2004, JUNE 30, 2003, AND DECEMBER 31, 2003

(in millions of euro)	June 30, 2004 unaudited	June 30, 2003 unaudited	December 31, 2003 audited
LIABILITIES, SHAREHOLDERS’ EQUITY AND MINORITY INTERESTS
Shareholders’ equity:
Common stock (280,613,508 shares, nominal value € 3.75 per share)	1,052	1,052	1,052
Additional paid in capital	1,938	1,938	1,938
Retained earnings	1,107	1,293	1,411
Cumulative translation adjustment	(568)	(483)	(612)
Treasury shares	(210)	(155)	(210)
Revaluation reserve	4	4	4

Shareholders’ equity	3,323	3,649	3,583

Minority interests	19	3	9

Reserves:
Reserves for retirement benefits	643	696	653
Restructuring reserves	155	118	118
Other reserves	190	197	206

Total reserves	988	1,011	977

Financial debt	2,163	2,038	2,128

(of which short-term portion)	320	252	263

Current liabilities:

Trade accounts and notes payable	1,226	1,148	1,364
Accrued employee expenses	188	216	183
Other creditors and accrued liabilities	641	814	858
Debt related to Technicolor acquisition	93	284	178

Total current liabilities	2,148	2,462	2,583

Total liabilities, shareholders’ equity and minority interests	8,641	9,163	9,280

Set out below, by way of information, is the Balance Sheet as of December 31, restated to include reintegration of the synthetic leases:

December 31, 2003 unaudited
Shareholders’ equity	3,539
Minority interests	9
Reserves	977
Financial debt	2,449
Current liabilities	2,498

Total liabilities, shareholders’ equity and minority interests	9,472

UNAUDITED CONSOLIDATED INTERIM

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND JUNE 30, 2003

AND FOR THE YEAR ENDED DECEMBER 31, 2003

(in millions of euro)	Six months ended June 30, 2004 unaudited	Six months ended June 30, 2003 (7) unaudited	Year ended December 31, 2003 audited
Operating income (loss)	146	139	508
Adjustments to reconcile operating income to cash from operating activities
Depreciation of property, plant and equipment	152	157	302
Amortization of intangible assets	14	19	39
Amortization of contracts and changes in reserves reflected in operating income (1)	64	37	107
Decrease (increase) in inventories net	(71)	2	120
Decrease (increase) in trade and other receivables, net	280	416	262
Increase (decrease) in trade accounts, notes payable and accrued expenses)	(167)	(60)	258
Change in other current assets and current liabilities (2)	(160)	(252)	(170)
Restructuring cash expenses	(105)	(84)	(173)
Others	(136)	16	(70)

Net cash provided by operating activities -I-	17	390	1,183

Capital expenditures	(180)	(281)	(510)
Disposal of fixed assets (3)	44	1	34
Acquisition of investments	(422)	(339)	(565)
Disposals of investments	33	3	249

Net cash used by investing activities -II-	(525)	(616)	(792)

Net cash from operations -I+II-	(508)	(226)	391

Dividends paid (4)	(72)	(65)	(66)
Capital increase and minority interests (5)	—	—	(55)
Increase in short-term debt (6)	193	241	215
Repayment of short-term debt	(173)	(18)	(31)
Increase in long-term debt	14	355	456
Repayment of long-term debt	(318)	(6)	(8)

Net cash provided (used) by financing activities -III-	(356)	507	511

Effect of exchange rates and changes in reporting entities -IV -	(20)	(20)	18
Net increase (decrease) in cash and cash equivalents -I+II+III+IV-	(884)	261	920
Cash and cash equivalents at the beginning of the period	2,383	1,463	1,463

Cash and cash equivalents at the end of the period	1,499	1,724	2,383

(1)	Amortization of contract advances amounts to € 77 million, € 54 million and € 136 million as of June 30, 2004, June 30, 2003 and December 31, 2003 respectively.
(2)	This line excludes any change in balance sheet items unrelated to operating income, which mainly includes interest, income tax and non-current items, the cash effect of which is presented under “others”.
(3)	Includes for € 37 million the cash received in connection with the disposal of the optical components production plant.
(4)	Cash dividends paid to Thomson’s shareholders in 2004 amount to € 71 million (€ 62 million as of December 2003 and June 2003 respectively). Dividends paid to minority interests amount to € 1 million (€ 4 million and € 3 million as of December 2003 and June 2003 respectively).
(5)	Includes the repurchase of treasury stock.
(6)	Including the cash impact of currency swap transactions.
(7)	At the end of 2003, Canal Plus Technologies activity was discontinued. Therefore, consistent with the presentation of the consolidated statements of Cash Flows for the year ended December 2003, related cash in connection with operating activities are classified in “others” (€ 11 million as of June 30, 2003).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23rd, 2004	THOMSON S.A.

	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer